STATEMENT OF INVESTMENTS

Dreyfus Municipal Cash Management Plus

April 30, 2008 (Unaudited)

Short-Term Investments--100.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.9%				
Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank)	2.75	5/7/08	15,000,000 a	15,000,000
Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank)	2.45	5/7/08	2,200,000 a	2,200,000
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority - Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.47	5/7/08	20,750,000 a,b	20,750,000
Scottsboro Industrial Development Board, IDR (Aluminum One of Alabama, Inc. Project) (LOC; National City Bank)	2.80	5/7/08	6,800,000 a	6,800,000
Stevenson Industrial Development Board, EIR (The Mead Corporation Project) (LOC; JPMorgan Chase Bank)	2.66	5/7/08	3,400,000 a	3,400,000
Arizona--.6%				
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	2.42	5/7/08	9,700,000 a	9,700,000
Maricopa County Industrial Development Authority, MFHR (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	2.66	5/7/08	1,010,000 a	1,010,000
Arkansas--1.6%				
Morgan Keegan Municipal Product Trust Receipt (Arkansas Development Finance Authority, SFMR (Warehouse Program)) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Lloyds TSB Bank PLC)	2.63	5/7/08	20,330,000 a,b	20,330,000
Pulaski County Public Facilities Board, MFHR, Refunding (Markham Oaks and Indian Hills Apartments Projects) (LOC; Regions Bank)	2.55	5/7/08	6,400,000 a	6,400,000

California--1.9%				
FHLMC Multifamily Certificates (Liquidity Facility; FHLMC and LOC; FHLMC)	2.58	5/7/08	16,538,179 [a,b]	16,538,179
Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.68	5/7/08	15,995,000 [a,b]	15,995,000
Colorado--2.3%				
Colorado Educational and Cultural Facilities Authority, Revenue (Capital Christian School Project) (LOC; Union Bank of California)	2.50	5/7/08	3,250,000 [a]	3,250,000
Colorado Housing and Finance Authority, EDR (Monaco LLC Project) (LOC; JPMorgan Chase Bank)	2.63	5/7/08	2,940,000 [a]	2,940,000
Colorado Housing and Finance Authority, EDR (Popiel Properties, LLC Project) (LOC; Wells Fargo Bank)	2.60	5/7/08	3,100,000 [a]	3,100,000
Colorado Housing and Finance Authority, EDR (Wanco Inc. Project) (LOC; U.S. Bank NA)	2.63	5/7/08	3,035,000 [a]	3,035,000
Denver City and County, Airport System Revenue	5.00	11/15/08	4,975,000	5,027,681
Erie, COP (LOC; Key Bank)	2.70	5/7/08	4,165,000 [a]	4,165,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	2.63	5/7/08	14,400,000 [a,b]	14,400,000
Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas)	2.48	5/7/08	2,600,000 [a]	2,600,000
Connecticut--1.4%				
Connecticut Health and Educational Facilities Authority, Revenue (Saint Francis Hospital and Medical Center Issue) (LOC; Morgan Stanley Bank)	1.79	5/7/08	23,865,000 [a,b]	23,865,000
Delaware--.2%				
Delaware Economic Development Authority, Revenue (Saint Anne's Episcopal School Project) (LOC; Wilmington				

Trust Co.)	2.43	5/7/08	3,800,000 a	3,800,000

District of Columbia--1.1%

Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America)	2.97	5/19/08	18,000,000	18,000,000

Florida--10.3%

Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	1.50	5/8/08	5,000,000	5,000,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	1.65	6/13/08	10,000,000	10,000,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (LOC; FNMA)	2.68	5/7/08	13,230,000 a	13,230,000
Florida, State Board of Education, Public Education Capital Outlay GO Notes	4.00	6/1/08	1,000,000	1,001,415
Florida, State Board of Education, Public Education Capital Outlay GO Notes	5.00	6/1/08	2,810,000	2,816,326
Florida, State Board of Education, Public Education Capital Outlay GO Notes	5.00	6/1/08	1,000,000	1,002,251
Florida, State Board of Education, Public Education Capital Outlay GO Notes, Refunding	5.00	6/1/08	3,350,000	3,357,542
Florida, State Board of Education, Public Education Capital Outlay GO Notes, Refunding	5.00	6/1/08	1,800,000	1,804,052
Greater Orlando Aviation Authority, Airport Facility Revenue (FlightSafety International Inc. Project) (LOC; Berkshire Hathaway)	2.59	5/7/08	6,700,000 a	6,700,000
Hillsborough County, Capital Improvement Program Revenue, CP (LOC; State Street Bank and Trust Co.)	1.40	8/28/08	6,000,000	6,000,000
Jacksonville Health Facilities Authority, Health Facilities Revenue (River Garden/Coves Project) (LOC; Wachovia Bank)	2.45	5/7/08	540,000 a	540,000
Kissimmee Utility Authority, CP (Liquidity Facility; JPMorgan Chase Bank)	2.60	5/22/08	22,000,000	22,000,000
Miami-Dade County Industrial Development Authority, IDR (Fine Art Lamps Project) (LOC;				

SunTrust Bank)	2.59	5/7/08	4,750,000 a	4,750,000
Miami-Dade County School District, Revenue Anticipation Renewal Notes	3.50	5/29/08	15,000,000	15,017,647
Orange County Housing Finance Authority, Homeowner Revenue (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	3.35	5/7/08	1,325,000 a,b	1,325,000
Orlando Utilities Commission, Water and Electric Revenue, Refunding	5.00	10/1/08	5,000,000	5,031,521
Port Saint Lucie, Utility System Revenue (Insured; MBIA and Liquidity Facility; Royal Bank of Canada)	4.75	5/7/08	20,000,000 a	20,000,000
Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	5.50	5/1/08	11,000,000 a	11,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.58	6/11/08	12,000,000	12,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.63	6/11/08	6,000,000	6,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/11/08	22,000,000	22,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; SunTrust Bank)	2.70	5/9/08	2,461,000	2,461,000
Georgia--4.0%				
Athens-Clarke County Residential Care Facilities for the Elderly Authority, Revenue, Refunding (Wesley Woods of Athens, Inc. Project) (LOC; SunTrust Bank)	2.75	5/7/08	1,000,000 a	1,000,000
Burke County Development Authority, PCR, CP (Oglethorpe Power Corporation) (Liquidity Facility; Bank of America)	3.90	5/8/08	15,000,000	15,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	2.65	5/8/08	9,800,000	9,800,000
Municipal Electric Authority of				

Georgia, CP (LOC; JPMorgan Chase Bank)	1.45	7/9/08	20,000,000	20,000,000
Private Colleges and Universities Authority, CP (Emory University Project)	1.35	5/14/08	10,000,000	10,000,000
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	2.58	5/7/08	11,595,000 a,b	11,595,000

Hawaii--1.2%

Hawaii Housing Finance and Development Corporation, Multi Family Housing (Kukui Gardens Project) (Liquidity Facility; Citigroup and LOC; Citigroup)	2.61	5/7/08	20,000,000 a,b	20,000,000

Illinois--4.8%

Chicago, Collateralized SFMR	3.65	8/27/08	15,000,000	15,000,000
Chicago, Collateralized SFMR	3.58	10/7/08	1,565,000	1,565,000
Chicago, IDR (Victoria Limited LLC Project) (LOC; ABN-AMRO)	2.60	5/7/08	3,200,000 a	3,200,000
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; MBIA and Liquidity Facility; Citibank NA)	2.71	5/7/08	25,285,000 a,b	25,285,000
Illinois Educational Facilities Authority, Revenue, CP (Field Museum of Natural History) (LOC; Bank of America)	1.40	8/7/08	8,000,000	8,000,000
Illinois Finance Authority, Revenue (Fenwick High School, Inc. Project) (LOC; JPMorgan Chase Bank)	2.65	5/7/08	7,835,000 a	7,835,000
Morgan Keegan Municipal Products Inc. (Aurora, SFMR) (Liquidity Facility; BNP Paribas and LOC; AIG Matched Funding Corporation)	2.68	5/7/08	11,160,000 a,b	11,160,000
Upper Illinois River Valley Development Authority, SWDR (Exolon-ESK Company Project) (LOC; Bank of America)	2.49	5/7/08	8,405,000 a	8,405,000

Indiana--2.1%

Carmel, Waterworks Revenue, BAN	3.75	9/22/08	13,000,000	13,000,000

Elkhart County,				
EDR (Four Seasons Manufacturing Project) (LOC; National City Bank)	2.80	5/7/08	3,725,000 a	3,725,000
Indiana Finance Authority,				
EDR (Beford Machine and Tool, Inc., Metal Technologies, Inc. and Beford Recycling, Inc. Project) (LOC; Fifth Third Bank)	2.49	5/7/08	7,000,000 a	7,000,000
Indiana Finance Authority,				
EDR (JRL Leasing, Inc. and LaSarre Co., LLC Project) (LOC; National City Bank)	2.80	5/7/08	3,710,000 a	3,710,000
Indianapolis Local Public				
Improvement Bond Bank, Notes	2.95	1/8/09	5,000,000	5,000,000
Saint Joseph County,				
Health Care Facility Revenue (South Bend Medical Foundation Project) (LOC; National City Bank)	2.70	5/7/08	2,530,000 a	2,530,000
Kansas--1.1%				
Junction City,				
GO Temporary Notes	5.00	6/1/08	6,000,000	6,004,924
Kansas Development Finance Authority, MFHR (Tree House Apartments) (LOC; Bank of America)	2.66	5/7/08	10,000,000 a	10,000,000
Mission,				
MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	2.61	5/7/08	3,350,000 a	3,350,000
Kentucky--2.4%				
Kentucky Asset/Liability Commission, CP (Liquidity Facility; Dexia Credit Locale)	1.55	6/5/08	6,700,000	6,700,000
Kentucky Economic Development Finance Authority, Industrial Building Revenue (Republic Services, Inc. Project) (LOC; Bank One)	3.30	5/7/08	6,100,000 a	6,100,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	2.63	10/1/08	7,200,000	7,200,000
Kentucky Turnpike Authority, Economic Development Road Revenue, Refunding (Revitalization Projects)	5.50	7/1/08	1,000,000	1,005,701
Kentucky Turnpike Authority, Economic Development Road Revenue, Refunding (Revitalization Projects)	6.50	7/1/08	7,155,000	7,207,660

Lexington-Fayette Urban County Government, Industrial Building Revenue (Northeast Christian Project) (LOC; Fifth Third Bank)	2.55	5/7/08	4,430,000 a	4,430,000
Warren County, HR, Refunding (Bowling Green-Warren County Community Hospital Corporation Project) (Insured; Assured Guaranty and Liquidity Facility; Branch Banking and Trust Co.)	2.43	5/7/08	8,555,000 a	8,555,000

Louisiana--3.5%

Louisiana Public Facilities Authority, Revenue, Refunding (Putters Program) (Tulane University of Louisiana Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.18	5/7/08	14,505,000 a,b	14,505,000
Morgan Keegan Municipal Products Inc. (East Baton Rouge Mortgage Finance Authority, SFMR) (Insured; Transamerica Life and Insurance and Liquidity Facility; BNP Paribas)	2.63	5/7/08	20,360,000 a,b	20,360,000
Morgan Keegan Municipal Products Inc. (New Orleans Finance Authority) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Transamerica Life and Insurance)	2.63	5/7/08	25,000,000 a,b	25,000,000

Maine--.7%

Maine Finance Authority, Revenue (Waynflete School Issue) (LOC; JPMorgan Chase Bank)	2.53	5/7/08	11,090,000 a	11,090,000

Maryland--1.2%

Anne Arundel County, EDR (Atlas Container Corporation Project) (LOC; M&T Bank)	2.22	5/7/08	7,275,000 a	7,275,000
Baltimore County Revenue Authority, Golf System Revenue (LOC; M&T Bank)	2.46	5/7/08	6,680,000 a	6,680,000
Maryland Economic Development Corporation, Revenue, Refunding (United Cerebral Palsy Project) (LOC; M&T Bank)	2.55	5/7/08	1,959,500 a	1,959,500
Maryland Health and Higher				

Educational Facilities Authority, Revenue (Charles County Nursing Center) (Liquidity Facility; M&T Bank)	2.48	5/7/08	3,900,000 a	3,900,000

Massachusetts--6.0%

Macon Trust Various Certificates (Massachusetts Health and Educational Facilities Authority - Harvard Vanguard Medical Associates Issue) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.47	5/7/08	10,750,000 a,b	10,750,000
Massachusetts, Consolidated Loan (Liquidity Facility; Dexia Credit Locale)	2.84	5/1/08	18,450,000 a	18,450,000
Massachusetts, CP (Liquidity Facility; Bank of Nova Scotia)	1.35	5/12/08	25,000,000	25,000,000
Massachusetts, Special Obligation Revenue (Consolidated Loan) (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	2.47	5/7/08	22,930,000 a,b	22,930,000
Massachusetts Development Finance Agency, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.67	5/7/08	4,000,000 a,b	4,000,000
Massachusetts Health and Educational Facilities Authority, Health Care Facilities Revenue (Hallmark Health System Issue) (Insured; FSA and Liquidity Facility; Bank of America)	3.36	5/7/08	6,070,000 a	6,070,000
Massachusetts Health and Educational Facilities Authority, Revenue, CP (Partners Healthcare)	1.55	10/6/08	9,500,000	9,500,000
West Bridgewater, GO Notes, BAN	2.00	8/11/08	4,500,000	4,503,725

Michigan--3.7%

Detroit, Sewage Disposal Revenue (Insured; Assured Guaranty and Liquidity Facility; PB Finance Inc.)	2.48	5/7/08	12,590,000 a,b	12,590,000
Michigan Hospital Finance Authority, HR (Chelsea Community Hospital) (LOC; National City Bank)	2.55	5/7/08	3,620,000 a	3,620,000

Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; ABN-AMRO)	2.60	5/7/08	5,000,000 a	5,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.60	5/7/08	6,500,000 a	6,500,000
Michigan Housing Development Authority, SFMR	3.05	9/3/08	18,000,000	18,000,000
Michigan Strategic Fund, LOR (HME Inc. Project) (LOC; Fifth Third Bank)	2.56	5/7/08	1,860,000 a	1,860,000
Michigan Strategic Fund, LOR, Refunding (Grand Rapids Christian School Association Project) (LOC; Fifth Third Bank)	2.67	5/7/08	7,335,000 a	7,335,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO)	2.58	5/7/08	3,000,000 a	3,000,000
Pittsfield Township Economic Development Corporation, LOR, Refunding (Arbor Project) (LOC; Comerica Bank)	2.48	5/7/08	4,625,000 a	4,625,000

Minnesota--.4%

Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Facilities Revenue (Children's Hospitals and Clinics of Minnesota) (Insured; FSA and Liquidity Facility; U.S. Bank NA)	2.63	5/1/08	6,900,000 a	6,900,000

Missouri--1.4%

Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA)	2.10	6/3/08	10,000,000	10,000,000
Missouri Health and Educational Facilities Authority, School District Advance Funding Program Notes (Webster Groves School District)	4.25	11/3/08	3,240,000	3,251,883
Missouri Public Utilities Commission, Revenue (Interim Construction Notes)	4.75	9/1/08	5,000,000	5,015,457
Saint Louis Industrial Development Authority, Elderly Housing Revenue (Homer G. Phillips Dignity House Project) (LOC; ABN-AMRO)	2.70	5/1/08	5,215,000 a	5,215,000

Montana--.2%

Puttable Floating Option Tax Exempt Receipts (Montana Facility Finance Authority, HR (Benefis Healthcare System)) (Insured; Assured Guaranty and Liquidity Facility; Merrill Lynch Capital Services)	2.46	5/7/08	2,585,000 a,b	2,585,000

Nebraska--.2%

Nebraska Public Power District, General Revenue	5.00	1/1/09	3,475,000	3,514,565

Nevada--1.3%

Clark County, Airport System Subordinate Lien Revenue (LOC; Landesbank Baden-Wurttemberg)	2.80	5/7/08	15,500,000 a	15,500,000
Las Vegas Convention and Visitors Authority, Revenue, CP (LOC: Bank of Nova Scotia, Fortis Bank and State Street Corporation)	2.25	5/21/08	6,000,000	6,000,000

New Hampshire--2.0%

New Hampshire Business Finance Authority, IDR (The Keeney Manufacturing Company Project) (LOC; Bank of America)	2.67	5/7/08	2,880,000 a	2,880,000
New Hampshire Business Finance Authority, Water Facility Revenue (Pennichuck Water Works, Inc. Project) (Insured; AMBAC and Liquidity Facility; FHLB)	3.55	5/1/08	16,360,000	16,360,000
New Hampshire Health and Education Facilities Authority, Revenue (Kimball Union Academy) (LOC; RBS Citizens NA)	2.53	5/7/08	5,000,000 a	5,000,000
New Hampshire Higher Educational and Health Facilities Authority, Revenue (Hunt Community Issue) (LOC; Bank of America)	2.78	5/7/08	8,790,000 a	8,790,000

New Mexico--.5%

Farmington, PCR, Refunding (Arizona Public Service Company Four Corners Project) (LOC; Bank of America)	2.65	5/1/08	9,000,000 a	9,000,000

New York--.6%

New York City Housing Development Corporation, MFHR (Liquidity

Facility; JPMorgan Chase Bank)	2.80	5/7/08	10,000,000 a	10,000,000

North Carolina--2.9%

Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.54	5/7/08	4,140,000 a,b	4,140,000
North Carolina Capital Facilities Finance Agency, SWDR, Refunding (Duke Energy Carolinas) (LOC; Wells Fargo Bank)	2.59	5/7/08	15,000,000 a	15,000,000
North Carolina Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	4.25	5/7/08	24,855,000 a	24,855,000
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Carol Woods Project) (Liquidity Facility; Branch Banking and Trust Co.)	2.65	5/1/08	5,000,000 a	5,000,000

Ohio--4.7%

Cuyahoga County, IDR (King Nut Project) (LOC; Key Bank)	2.90	5/7/08	2,960,000 a	2,960,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	2.42	5/7/08	9,900,000 a,b	9,900,000
Lancaster Port Authority, Gas Supply Revenue (Liquidity Facility; Royal Bank of Canada)	2.45	5/7/08	20,000,000 a	20,000,000
Middletown, Hospital Facilities Revenue (Middletown Hospital Group) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.42	5/7/08	20,510,000 a,b	20,510,000
Montgomery County, Revenue (Miami Valley Hospital) (Liquidity Facility; National City Bank)	4.00	5/1/08	10,500,000 a	10,500,000
Ohio Higher Educational Facilities, Revenue (Cedarville University Project) (LOC; Key Bank)	2.49	5/7/08	5,700,000 a	5,700,000
Ohio Water Development Authority, PCR, Refunding (FirstEnergy Nuclear Generation Corporation				

Project) (LOC; Barclays Bank PLC)	2.71	5/7/08	9,700,000 a	9,700,000
Oregon--1.0%				
Oregon, TAN	4.50	6/30/08	5,000,000	5,006,912
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	2.25	5/7/08	11,290,000 a	11,290,000
Pennsylvania--10.2%				
Allegheny County Hospital Development Authority, Health Center Revenue (Presbyterian-University Health System, Inc.) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.60	5/7/08	3,100,000 a	3,100,000
Allegheny County Hospital Development Authority, Health Center Revenue (Presbyterian-University Health System, Inc.) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.85	5/7/08	3,100,000 a	3,100,000
Allegheny County Hospital Development Authority, Health Center Revenue (Presbyterian-University Health System, Inc.) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	2.60	5/7/08	17,600,000 a	17,600,000
Chartiers Valley Industrial and Commercial Development Authority, Revenue (Wesley Hills Project) (LOC; Fifth Third Bank)	2.57	5/7/08	6,810,000 a	6,810,000
Chester County Industrial Development Authority, Revenue (Archdiocese of Philadelphia) (LOC; Wachovia Bank)	2.53	5/1/08	10,340,000 a	10,340,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Liquidity Facility; Bank of Nova Scotia)	5.50	5/7/08	25,000,000 a	25,000,000
Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.)	2.53	5/7/08	4,100,000 a	4,100,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.53	5/7/08	3,900,000 a	3,900,000
Emmaus General Authority, Local Government Revenue (LOC;				

Goldman Sachs and Co.)	2.53	5/7/08	6,400,000 [a]	6,400,000
Horizon Hospital System Authority, Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	2.48	5/7/08	5,400,000 [a]	5,400,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	2.70	5/7/08	3,700,000 [a]	3,700,000
Lancaster Municipal Authority, Revenue (Garden Spot Village Project) (LOC; Fulton Bank)	2.90	5/7/08	7,435,000 [a]	7,435,000
Pennsylvania Economic Development Financing Authority, Exempt Facility Revenue (PPL Energy Supply) (LOC; Wachovia Bank)	1.80	4/9/09	8,000,000	8,000,000
Pennsylvania Economic Development Financing Authority, Revenue (Evergreen Community Power Facility) (LOC; M&T Bank)	2.58	5/7/08	16,000,000 [a]	16,000,000
Pennsylvania Higher Educational Facilities Authority, Revenue (Drexel University) (LOC; Allied Irish Banks)	2.43	5/7/08	105,000 [a]	105,000
Philadelphia, Airport Revenue, Refunding (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.95	5/7/08	10,700,000 [a]	10,700,000
Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport)) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	2.42	5/7/08	20,000,000 [a,b]	20,000,000
Puttable Floating Option Tax Exempt Receipts (Lehigh County General Purpose Authority, HR (Saint Luke's Hospital of Bethlehem, Pennsylvania Project)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.99	5/7/08	10,680,000 [a,b]	10,680,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR, Hunt Club Apartments) (Insured; FHLMC and Liquidity Facility; FHLMC)	2.67	5/7/08	10,000,000 [a,b]	10,000,000
South Carolina--1.9%				
South Carolina Jobs-Economic Development Authority, HR (Oconee Memorial Hospital,				

Inc. Project) (Liquidity Facility; Wachovia Bank)	2.48	5/7/08	27,000,000 a	27,000,000
Three Rivers Solid Waste Authority, Solid Waste Disposal Facilities, COP (TRA, Inc.) (LOC; U.S. Bank NA)	2.75	10/1/08	5,915,000	5,915,000

South Dakota--.5%

South Dakota Housing Development Authority, Homeownership Mortgage Revenue (Liquidity Facility; Citigroup)	2.51	5/7/08	9,200,000 a,b	9,200,000

Tennessee--4.4%

Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility: KBC Bank and Landesbank-Baden Wurttemberg)	4.75	5/1/08	11,600,000 a	11,600,000
Memphis and Shelby County Sports Authority Inc., Revenue, Refunding (Memphis Arena Project) (Insured; MBIA and Liquidity Facility; Dexia Credit Locale)	3.50	5/7/08	45,100,000 a	45,100,000
Shelby County, GO, Refunding (Liquidity Facility; Dexia Credit Locale)	2.43	5/7/08	17,355,000 a	17,355,000

Texas--9.5%

Collin County Housing Finance Corporation, Multifamily Revenue (Liquidity Facility; FHLMC and LOC; FHLMC)	2.67	5/7/08	5,000,000 a,b	5,000,000
Dallas, Waterworks and Sewer Revenue, CP (Liquidity Facility; Bank of America)	2.00	6/24/08	20,000,000	20,000,000
DeSoto Industrial Development Authority, IDR, Refunding (National Service Industries Inc. Project) (LOC; Wachovia Bank)	2.45	5/7/08	3,660,000 a	3,660,000
El Paso County Hospital District, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; Deutsche Postbank)	2.68	5/7/08	3,460,000 a,b	3,460,000
El Paso Independent School District, Unlimited Tax School Building Bonds (Liquidity Facility; DEPFA Bank PLC and LOC; Permanent School Fund Guarantee Program)	3.00	5/7/08	15,000,000 a	15,000,000

Gregg County Health Facilities Development Corporation, HR (Good Shepherd Medical Center Project) (LOC; JPMorgan Chase Bank)	2.70	5/1/08	11,000,000 a	11,000,000
Houston, Public Improvement GO Notes, Refunding (Insured; MBIA)	5.00	3/1/09	3,925,000	4,021,833
North Texas Tollway Authority, BAN	4.13	11/19/08	45,000,000	45,000,000
Oakbend Medical Center, HR (LOC; Regions Bank)	1.00	5/1/08	6,250,000 a	6,250,000
Port of Port Arthur Navigation District, Revenue, CP (BASF Corporation Project)	2.78	5/8/08	10,000,000	10,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	2.83	5/7/08	7,000,000 a,b	7,000,000
Revenue Bond Certificate Series Trust Various States, Revenue (Chimney Project) (GIC; AIG Funding Inc.)	2.83	5/7/08	6,135,000 a,b	6,135,000
Texas Department of Housing and Community Affairs, MFHR (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	2.61	5/7/08	13,490,000 a,b	13,490,000
Texas Department of Housing and Community Affairs, MFHR, Refunding (Champions Crossing Apartments) (Liquidity Facility; FNMA and LOC; FNMA)	2.63	5/7/08	5,125,000 a	5,125,000
Texas Department of Housing and Community Affairs, SFMR (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	2.60	5/7/08	5,800,000 a	5,800,000

Utah--.4%

Salt Lake Valley Fire Service Area, TRAN	3.75	12/30/08	7,000,000	7,033,923

Vermont--.6%

Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; Calyon)	2.10	6/10/08	5,800,000	5,800,000
Vermont Educational and Health Buildings Financing Agency, HR (Rutland Regional Medical Center Project) (Liquidity Facility; TD Banknorth, N.A.)	2.65	5/1/08	5,000,000 a	5,000,000

Virginia--1.2%

Lynchburg Redevelopment and Housing Authority, Housing Revenue (KHM Properties-Lynchburg, LLC Project) (LOC; M&T Bank)	2.53	5/7/08	13,520,000 a	13,520,000
Norfolk,				
GO Notes, Refunding	3.00	11/1/08	1,855,000	1,864,197
Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue (Metro Machine Corp. Project) (LOC; Wachovia Bank)	2.48	5/7/08	5,600,000 a	5,600,000
Washington--2.0%				
Everett Industrial Development Corporation, Exempt Facilities Revenue (Kimberly-Clark Corporation Project)	3.10	5/7/08	3,200,000 a	3,200,000
King County,				
GO Notes, Refunding	5.00	1/1/09	3,905,000	3,982,335
Pierce County Economic Development Corporation, Multi-Mode Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	2.63	5/7/08	5,590,000 a	5,590,000
Tacoma Housing Authority, Revenue (Crown Assisted Living Project) (LOC; Key Bank)	2.74	5/7/08	600,000 a	600,000
Washington Economic Development Finance Authority, SWDR (Lemay Enterprises Project) (LOC; Bank of America)	2.75	5/7/08	5,235,000 a	5,235,000
Washington Housing Finance Commission, Nonprofit Revenue (Panorama Project) (LOC; Key Bank)	2.48	5/7/08	4,000,000 a	4,000,000
Washington Housing Finance Commission, Nonprofit Revenue, Refunding (Panorama City Project) (LOC; Key Bank)	2.55	5/1/08	880,000 a	880,000
Washington Housing Finance Commission, Single-Family Program Bonds (Liquidity Facility; Citibank NA)	2.51	5/7/08	9,870,000 a,b	9,870,000
Wisconsin--1.3%				
Fond Du Lac,				
Waterworks System Revenue, BAN	4.50	7/1/08	5,000,000	5,000,000
New Richmond School District,				
BAN	4.13	6/6/08	1,145,000	1,145,000
Wisconsin School Districts,				
COP (Cash Flow Management Program) (LOC; U.S. Bank NA)	4.50	9/18/08	6,300,000	6,332,195
Wisconsin School Districts,				

COP (Cash Flow Management Program) (LOC; U.S. Bank NA)	4.00	10/30/08	10,000,000	10,045,039

Wyoming--.4%
Campbell County,
IDR (Two Elk Partners Project)	3.65	11/28/08	7,000,000	7,000,000

Total Investments (cost $1,698,962,463)		**100.6%**	**1,698,962,463**
Liabilities, Less Cash and Receivables		**(.6%)**	**(10,437,234)**
Net Assets		**100.0%**	**1,688,525,229**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $423,348,179 or 25.1% of net assets.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue

LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of April 30, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	1,698,962,463	0
Level 3 - Significant Unobservable Inputs	0	0
Total	1,698,962,463	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.